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SEC FILE NUMBER
8 -67336

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHD HOLDINGS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5907 LONG COURT
(No. and Street)

AUSTIN	TEXAS	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS L. REDDICK, CFO — 512-342-0789
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

4421 WANDA LANE	FLOWER MOUND	TEXAS	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS L. REDDICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHD Holdings, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

SETH MASE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
2-13-2013

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

SHD HOLDINGS, LLC

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members
SHD Holdings, LLC

We have audited the accompanying statement of financial condition of SHD Holdings, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SHD Holdings, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 22, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SHD Holdings, LLC
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 333,939
Receivable from clearing broker-dealer	2,335
Clearing deposit	50,646
Prepaid expenses and other assets	10,494
Equipment, net of accumulated depreciation of $9,763	19,643
TOTAL ASSETS	$ 417,057
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Payable to clearing broker-dealer	$ 5,159
Other accounts payable	40,860
Accrued liabilities	31,687
Income taxes payable - state	2,035
Total Liabilities	79,741
Members' Equity	337,316
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 417,057

See notes to financial statements.

SHD Holdings, LLC
Statement of Income
Year Ended December 31, 2009

Revenue	
Trading revenue, net	$ 376,369
Total Revenue	376,369
General and Administrative Expenses	
Data and communications	188,494
IT support and services	60,523
Professional fees	18,823
Regulatory fees	6,528
Other expenses	13,026
Total Expenses	287,394
Net income before other expense and provision for income taxes	88,975
Other Income (Expense)	
Interest income	276
Interest expense	(453)
Net other expense	(177)
Net income before provision for income taxes	88,798
Income taxes- state	2,035
NET INCOME	$ 86,763

See notes to financial statements.

SHD Holdings, LLC
Statement of Change in Members' Equity
Year Ended December 31, 2009

Members' Equity, December 31, 2008	$ 510,915
Net income	86,763
Member distributions	(260,362)
Members' Equity, December 31, 2009	$ 337,316

See notes to financial statements.

SHD Holdings, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net income	$ 86,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,792
Loss on sale of equipment	2,572
Change in assets and liabilities	
Decrease in receivable from clearing broker-dealer	8,265
Increase in prepaid expenses and other assets	(5,230)
Decrease in payable to clearing broker/dealer	(4,669)
Increase in other accounts payable	26,145
Increase in accrued liabilities	16,355
Decrease in income taxes payable - state	(14,991)
Net cash provided by operating activities	122,002
Cash Flows From Investing Activities:	
Acquisition of equipment	(21,615)
Proceeds from sale of equipment	1,300
Net cash used in investing activities	(20,315)
Cash Flows From Financing Activities:	
Member distributions	(260,362)
Net cash used in financing activities	(260,362)
Net change in cash	(158,675)
Cash at beginning of year	492,614
CASH AT END OF YEAR	$ 333,939

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for:

Taxes - state	$ 12,648
Interest	$ 466

See notes to financial statements.

SHD Holdings, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

SHD Holdings, LLC ("we", "us", "our") was organized in the State of Texas effective January 13, 2006. We are a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and are a member of the Financial Industry Regulatory Authority ("FINRA"). Our membership in FINRA became effective November 6, 2006.

Our operations consist solely of the trading of equities in the United States. We do not carry any customer accounts.

Our Limited Liability Corporation ("LLC") terminates on December 31, 2050, unless sooner terminated or extended as provided in our articles of organization.

We operate pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, are exempt from the remaining provisions of that Rule. We do not hold customer funds or securities, nor do we carry any customer accounts. We clear all transactions on a fully disclosed basis through a clearing broker-dealer. Our clearing broker-dealer maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

We have a number of financial instruments, none of which are held for trading purposes. We estimate that the fair value of all financial instruments at December 31, 2009, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Equipment

All equipment purchases in excess of $2,500 are capitalized and depreciated on a straight-line basis over their useful lives. As of December 31, 2009, all of our capitalized equipment consists of computers and peripherals with a useful life of three years and no salvage value.

Distributions to Members

We records distributions to our members at the declaration date.

Revenue Recognition

Security transactions and the related trading revenues and clearing expenses are recorded on a trade-date basis. Trading revenue is recorded net of all acquisition costs.

Income Taxes

We have adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. We have reviewed all open tax years and concluded that there is no impact on our financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

As an LLC organized in the State of Texas opting for income tax treatment as a partnership, we are considered a pass-through entity with regards to income tax. We file income tax returns in the U.S. federal jurisdiction, however we do not record or incur any income tax liability as all such liabilities are the responsibility of each member based on their share of net income.

We are subject to state franchise tax in the State of Texas, based on our gross profit, which is calculated and accrued monthly for payment in the second quarter of the following year.

Note 2 - Transactions with Clearing Broker-Dealer

Our agreement with our clearing broker-dealer provides for clearing charges at a fixed rate per ticket traded. Our agreement with our clearing broker-dealer also requires us to maintain a minimum deposit on account of $50,000. This minimum deposit requirement may be increased in future at our clearing broker-dealer's discretion based on our trading activity levels. At this time, we do not believe that any increase in our minimum deposit requirement would be detrimental to our financial condition or our ability to conduct trading operations.

We have a receivable from our clearing broker-dealer of $2,335 as of December 31, 2009. This receivable is for trading revenues on trades executed from December 29th to December 31st not yet settled as of December 31, 2009.

We have a payable to our clearing broker-dealer of $5,159 as of December 31, 2009. This payable is for clearing fees on trades executed from December 29th to December 31st not yet settled as of December 31, 2009.

Note 3 - Net Capital Requirements

We are subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, we have net capital and net capital requirements of $307,179 and $100,000, respectively. Our net capital ratio at December 31, 2009 is 0.26 to 1.

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against us. The nature of our business subjects us to regulatory examinations, and could also subject us to various claims or other proceedings. The ultimate outcome of any such action against us could have an adverse impact on our financial condition, results of operations, cash flows and ability to conduct future trading operations.

Note 5 - Related Party Transactions

The members provide us office facilities without charge.

Note 6 - <u>Off-Balance-Sheet Risk</u>

Our securities activities are transacted on either a cash or margin basis. In margin transactions, we are extended credit by our clearing broker-dealer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in our accounts. Such transactions may expose us to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses we may incur. In the event we fail to satisfy our obligations under our margin agreement with our clearing broker-dealer, we may be required to purchase or sell financial instruments at prevailing market prices to fulfill those obligations. We control this risk by managing the extent of our operational activities on a real-time basis in consideration of our potential margin exposure and the impact of margin transactions on our ongoing net capital requirements.

Note 7 - <u>Concentration of Credit Risk</u>

At December 31, 2009, we have assets held by or due from our clearing broker-dealer totaling $354,789, or approximately 85% of our total assets. These assets include cash, a receivable for trades not yet settled, and a clearing deposit.

Note 8 - <u>Subsequent Events</u>

We made distributions to members totaling $77,000 in January and February 2010.

We have evaluated subsequent events through February 22, 2010, the date which the financial statements were available to be issued.

SHD Holdings, LLC
Schedule I
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2009

Total members' equity qualified for net capital	$	337,316
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses and other assets		10,494
Equipment, net		19,643
Total deductions and/or charges		30,137
Net Capital	$	307,179
Aggregate indebtedness		
Payable to clearing broker-dealer	$	5,159
Other accounts payable		40,860
Accrued liabilities		31,687
Income taxes payable - state		2,035
Total aggregate indebtedness	$	79,741
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	207,179
Ratio of aggregate indebtedness to net capital		0.26 to 1

See accompanying independent auditor's report.

Schedule II
SHD Holdings LLC
Reconciliation of Revenue and Expense
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2009

Revenue as reported by Registrant in Part IIA of Form X-17a-5 for the four quarters ended December 31, 2009 (unaudited)	$	505,630
Audit adjustment:		
Reclassification of acquisition costs as a deduction of gross trading revenue		(129,261)
Revenue and other income as reported in the Statement of Income	$	376,369

Expenses as reported by Registrant in Part IIA of Form X-17a-5 for the four quarters ended December 31, 2009 (unaudited)	$	418,867
Audit adjustment:		
Reclassification of acquisition costs as a deduction of gross trading revenue		(129,261)
Expenses, other expense and income taxes as reported in the Statement of Income	$	289,606

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
SHD Holdings, LLC

In planning and performing our audit of the financial statements of SHD Holdings, LLC (the Company), as of December 31, 2009 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 22, 2010